Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stellaris Corporation
30 Technology Way Ste 1W3
Nashua, NH 03060-2809
www.clearpower.energy

Up to $617,999.97 in Common Stock Non-Voting at $0.21
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Stellaris Corporation
Address: 30 Technology Way Ste 1W3, Nashua, NH 03060-2809
State of Incorporation: DE
Date Incorporated: October 16, 2007

Terms:

Equity

Offering Minimum: $14,999.88 | 71,428 shares of Common Stock Non-Voting
Offering Maximum: $617,999.97 | 2,942,857 shares of Common Stock Non-Voting
Type of Security Offered: Common Stock Non-Voting
Purchase Price of Security Offered: $0.21
Minimum Investment Amount (per investor): $299.88

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $2,500+ within the first 2 weeks | 8% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $25,000+ within the first 2 weeks | 20% bonus shares

Flash Perks

Invest $2,500+ between May 1st at 9:00 AM PST - May 6th at 9:00 AM PST and receive 8% bonus shares.

Invest $2,500+ between June 1st at 9:00 AM PST - June 6th at 9:00 AM PST and receive 8% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive 3% bonus shares

Tier 2 Perk - Invest $2500+ and receive 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive + 8% bonus shares

Tier 4 Perk — Invest $10,000+ and receive + 10% bonus shares

Tier 5 Perk — Invest $25,000+ and receive + 15% bonus shares

Tier 6 Perk — Invest $50,000+ and receive + 20% bonus shares

Loyalty Bonus

If you are a previous SE investor in Stellaris, you are eligible for additional bonus shares (5%)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Stellaris Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock Non-Voting at $0.21 / share, you will receive 110 shares of Common Stock Non-Voting, meaning you'll own 110 shares for $21. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Stellaris Corporation ("Stellaris" or the "Company") has developed ClearPower™, a transparent, solar photovoltaic electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels (oil or natural gas) for space heating.

Buildings that use fossil fuels for heating contribute approximately 1/3 of the greenhouse gasses (CO_2) that help cause climate change. Many governments around the world are mandating that buildings eliminate or reduce fossil fuel burning for space- and water-heating and switch to using CO_2 emission-free electric-powered heat pumps. However, Stellaris' ClearPower™ clear electric window is the only technology that cost-effectively self-generates clean greenhouse gas-free electricity utilizing the substantial area of a building's windows, all while maintaining total transparency. The electricity self-generated by ClearPower™ can be used for space heating and cooling all-electric buildings.

ClearPower™ is a powerful and effective tool for meeting this immediate and urgent need to decarbonize buildings which are a substantial contributor to climate change. We believe the timing is perfect for bringing this building-integrated photovoltaic solution to the market to combat climate change worldwide.

The Company was originally founded on April 4, 2005, as Stellaris Corporation under the laws of the state of Massachusetts as a domestic C corporation. On October 16, 2007, the Company was incorporated under Delaware law as a domestic corporation and merged with the prior Massachusetts entity, as Stellaris Corporation.

Competitors and Industry

Competitors & Industry

Industry

In 2020, the United States Environmental Protection Agency reported that buildings emit more greenhouse gasses than the transportation or power generation sectors. Buildings still rely heavily on fossil fuels for heating, yet as pressure mounts to reduce greenhouse gas emissions, many buildings, especially high-rise buildings, are left with limited options for obtaining green CO_2-free electricity to replace fossil fuels for heating due to limited roof area which otherwise could allow the use of solar energy generation. The need for so many buildings to have a source of clean greenhouse gas-free electricity has created an urgent need for new clean electricity technology for buildings to self-generate green electricity.

At this time the only commercially available CO_2 emission-free options for building space heating are electricity-powered heat pumps and electric resistance heating. Resistance heating is usually prohibitively expensive to operate, and both heat pumps and electric resistance heating are powered by utility generation plants that often use fossil fuels, so net reductions in CO_2 emissions will be limited. Stellaris' ClearPower™ technology is a promising alternative for completely decarbonizing buildings without reliance on outside utility company sources of electricity, allowing buildings to generate CO_2-free electricity without the need to draw electricity from fossil-fueled utility power plants for space heating and cooling. Furthermore, ClearPower's™ design also can substantially reduce air conditioning costs by blocking high-angle sunlight that would otherwise heat the interior of a building and increase air conditioning loads.

The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% "CAGR", or the Compound Annual Growth Rate) and is projected to reach $13B by 2028.

Around the country, laws are being passed by cities and states requiring both existing and new buildings to drastically reduce their greenhouse gas emissions by eliminating the use of fossil fuels for space heating, while many state building codes are prohibiting new natural gas hook-ups and requiring the inclusion of renewables for new buildings, or be solar ready.

With target dates for these ambitious goals only a few years away, many building owners and managers are feeling the pressure to find a solution.

Spurred by these regulations, building codes, and proactive energy ("stretch") codes, the global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow substantially (16.0% CAGR) and is projected to reach $13B by 2028. Sized at $4.6B in 2021, Stellaris sees the nearly 3x market growth projection as validation of our technology's role within this renewable energy push to decarbonize buildings by the use of BIPV windows.

https://www.urbangreencouncil.org/content/projects/local-law-154-nycs-all-electric-new-buildings-law

https://www.energy.ca.gov/sites/default/files/2021-08/CEC_2022_EnergyCodeUpdateSummary_ADA.pdf

https://www.globenewswire.com/news-release/2022/05/04/2435829/0/en/Building-Integrated-Photovoltaics-Market-Worth-13Bn-Globally-by-2028-at-16-CAGR-Exclusive-Report-by-The-Insight-Partners.html

Competitors

Stellaris' competition in building-integrated photovoltaic windows takes on two forms: These include "conventional" non-transparent photovoltaic windows which use a glass sandwich of crystalline silicon or thin-film solar cells (Onyx Solar). These can be expensive, and there is an inherent trade-off between transparency and efficiency, with higher efficiency resulting in less transparency and vice-versa. Other photovoltaic window technologies harvest the energy of infrared and ultraviolet light, letting visible light pass through (Ubiquitous Energy). While these technologies make a window transparent, the energy potential of this light is limited and there are large optical losses, making these technologies more suitable for low-power applications such as moving window blinds and charging cell phones.

Major competitors:

1) Ubiquitous Energy - pre-revenue; recently closed on a $30 MM Series B round in late 2021 to build manufacturing capability.
https://www.businesswire.com/news/home/20220111005441/en/Ubiquitous-Energy-Closes-30-Million-Series-B-Funding-Round

2) Onyx Solar - Manufacturer of "conventional" BIPV windows - based in Majorca, Spain, and has been in business for over 15 years. To our knowledge, Onyx Solar is venture capital-backed, and no sales or profitability information was available.
https://pitchbook.com/profiles/company/102493-00#overview

3) Next Energy Technologies - is also in a pre-revenue development stage and closed a $13 MM Series C round last year.
https://www.businesswire.com/news/home/20210603005095/en/NEXT-Energy-Technologies-Closes-Series-C-Funding-Investors-Provide-Global-Reach-Into-Commercial-Building-Market

Current Stage and Roadmap

Current Traction

Stellaris currently holds four patents for photovoltaic device technology with additional patents pending, in addition to the extensive know-how and trade secrets we have learned over 15 years of developing solar equipment. During this time, Stellaris also was a national first-prize winner of the Cleantech Open (f/k/a Ignite Clean Energy Business Presentation Competition), the world's largest clean technology accelerator program. The Company's product is currently in the pre-production development stage and the Company is pre-revenue. Stellaris is negotiating high-profile beta site installations for ClearPower photovoltaic windows and is in close contact with window fabrication companies for potential business relationships.

Future Roadmap

Stellaris has developed working prototypes that have been and are continuing to be extensively tested in relevant operating environments. It is considered by Stellaris' management to have achieved a Technical Readiness Level ("TRL"*) of 6*. Stellaris is completing the development of its ClearPower™ window to make it ready for commercial production but is continually upgrading its technology and manufacturing techniques. The Company aims to continue to refine the design and develop procedures for automated production to produce ClearPower™ windows for high-visibility beta sites. The goal of these beta sites will be to demonstrate ClearPower™ as a transparent and powerful tool for electrifying and decarbonizing buildings with greenhouse gas-free electricity. The beta sites are expected stepping stones to further engaging sales channel partners such as international glass and window fabrication companies.

The timing and scope of completing the development of ClearPower™ for commercial production will depend on the amount of funds raised. It is the goal of the Company to have full-sized, commercial-ready prototypes installed in at least one beta site within six months of the close of the current funding campaign if sufficient funding is raised. The Company has installed and is measuring the performance of two ClearPower™ installations and is documenting the electricity produced to meet building loads. It has also scheduled ClearPower to undergo a six-month test at DOE's National Renewable Energy Laboratory (NREL), which will complement ClearPower tests performed at NREL in early 2022.

While the primary goal is to use funds raised to complete commercial development, refine pre-automation assembly techniques, and generate data from one or more beta sites, another priority goal is to continue to grow relationships with sales channel partners, primarily by keeping them informed about and involved in the performance of the beta sites. These include major glass and window fabrication companies such as Pilkington, Guardian, Vitro, Cardinal, and Viracon. Again, depending on the amount of funds raised, the Company will endeavor to create market pull by publishing future papers on the results of its beta sites and participating in national and regional industry trade shows such as GreenBuild, AIA, and RE+.

The funds raised with the first round of crowdfunding equity were used to develop and perfect prototype automated ClearPower™ manufacturing machines, further develop the ClearPower™ design, file another patent application, initiate the creation of state-of-the-art marketing and sales materials, revise the "ClearPower.energy" website and logo design, messaging and outreach communication to potential customers and businesses.

In 2023 the Company exhibited at New York Build and A'23, the national annual convention of the American Association of Architects (AIA), both important conventions for architects, property owners, and developers. The Company is also engaged in ongoing discussions with potential high-profile property owners for the installation of ClearPower™ beta sites.

Since Stellaris's first equity crowdfunding, the Federal government has passed into law the Inflation Reduction Act (P.L.117-169) which established substantial investment tax credits for which ClearPower™ can qualify, providing material financial incentives for the purchase and installation of ClearPower solar PV windows for qualified purchasers.

*Technology readiness levels are a method for estimating the maturity of technologies during the acquisition phase of a program. TRLs enable consistent and uniform discussions of technical maturity across different types of technology;

The Team

Officers and Directors

Name: James B. Paull

James B. Paull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and CEO
  Dates of Service: April, 2005 - Present
  Responsibilities: Overall responsibility for the management and operations of the Company, working 70 hours per week.

- Position: Director
  Dates of Service: April, 2005 - Present
  Responsibilities: Represent shareholders

- Position: Principal Accounting Officer
  Dates of Service: April, 2005 - Present
  Responsibilities: Responsible for the preparation and certification of financial statements

Other business experience in the past three years:

- Employer: DNV
  Title: Senior Advisor for Distributed Resources
  Dates of Service: October, 2014 - Present
  Responsibilities: Engineering advisor requiring 2 hours of work per week.

Name: James W. Paull

James W. Paull's current primary role is with Good Harbor Group. James W. Paull currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2022 - Present
  Responsibilities: Represent shareholders and the best interests of the Company, requiring an average of 2 hours of work a week.

- Position: Treasurer
  Dates of Service: April, 2022 - Present
  Responsibilities: Typical responsibilities of corporate treasurer

Other business experience in the past three years:

- Employer: Good Harbor Group
  Title: Senior Business Development Manager
  Dates of Service: November, 2021 - Present
  Responsibilities: Business development, requiring approximately 50 hours of work per week.

Other business experience in the past three years:

- Employer: GQR Global Markets
  Title: Senior Vice President
  Dates of Service: January, 2021 - November, 2021
  Responsibilities: business development

Other business experience in the past three years:

- Employer: Medicus Healthcare Systems
  Title: Senior Manager
  Dates of Service: June, 2015 - January, 2021
  Responsibilities: business development

Name: Jeannette P. David

Jeannette P. David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2022 - Present
  Responsibilities: represent shareholders

- Position: Secretary
  Dates of Service: April, 2022 - Present
  Responsibilities: Responsibilities typical of corporate secretaries

Other business experience in the past three years:

- Employer: Sompo International
  Title: AVP, Claims Counsel
  Dates of Service: July, 2014 - Present
  Responsibilities: Legal review of insurance claims

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Stellaris (also referred hereafter to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Non-Voting being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following

risk factors, in addition to the other information listed in the Company's Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Stellaris Common Stock Non-Voting purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock Non-Voting in the amount of up to $1,235,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit for loans in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain loans when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be

forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Common Stock Non-Voting. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock Non-Voting. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower™ solar PV panel for use in buildings as a greenhouse gas-free electric power generating window.

We may never have an operational product or service
It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be a commercially accepted ClearPower™ product used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, that will prevent the ClearPower™ solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Stellaris' ClearPower™ solar PV panels are currently in the development stage and Stellaris has only manufactured test versions of Stellaris' ClearPower™ solar PV panels for extended testing and third-party testing and beta site use. Technical issues, product development delays or cost overruns in the development of our ClearPower™ solar PV panel, and failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the business of the Company.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock Non-Voting shares of Stellaris that an investor is buying have no shareholder voting rights attached to them. This means that you will have no rights in voting on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management's discretion in making good business decisions that will grow your investment in the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock Non-Voting we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower™ solar PV window and make sufficient sales of ClearPower™ windows the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing, and marketing of the ClearPower™ solar PV window Stellaris can be successful in commercializing the ClearPower™ solar PV window. However, even with this increased funding for the ClearPower™ solar PV window may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment.

We face significant market competition
There are currently few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing and sales, and other resources than Stellaris. They may succeed in developing and marketing

competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed competing technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation.

We are an early stage company and have not yet generated any profits
Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has no customers, sales, or revenues at this time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it’s because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have to this date not turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company and have limited revenue and operating history
Stellaris has been developing the ClearPower™ solar PV window technology since its inception. The Company has no customers and no revenue. If you are investing in this company, it’s because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed and be profitable. Further, we to this date not turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trademark Office that has not been issued and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the Company’s intellectual property, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs and losses in sales associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trademark Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company

intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or engineer around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the exclusivity of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on favorable government regulations and revised energy building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses and require that new buildings be "all electric". Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV windows, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce or eliminate the carbon footprint of the buildings. If the Federal and state governments in the US and worldwide require decarbonization of buildings, this will create a large potential national and international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes are not adopted and enforced, or are overturned by litigation, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV window to remain in business and therefore your investment in the Company will be reduced or have no value.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for the Company, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale ClearPower™ window manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Patent Application
Although it is expected that the US Patent and Trademark Office will issue Stellaris additional patents for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back, or denied.

Additional Fundraising
Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris.

The Chief Executive Officer currently splits time between working for Stellaris and another company
The CEO of Stellaris Corporation (James "Jim" B. Paull) currently splits his time between working as Senior Advisor for Distributed Resources for DNV and Stellaris. Although James currently devotes a substantial amount of working time to Stellaris, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Stellaris' product is in the market and the Company begins generating revenue, James and Stellaris' board of directors will determine the appropriate transition plan to have him working full-time for Stellaris.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James B. Paull	65,916,390	Preferred Stock	55.77%
James B. Paull	500,165	Common Stock	

The Company's Securities

The Company has authorized Common Stock, Common Stock Non-Voting , and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,942,857 of Common Stock Non-Voting .

Common Stock

The amount of security authorized is 105,000,000 with a total of 50,885,095 outstanding.

Voting Rights

One vote Per share

Material Rights

Rights to elect two directors

Common Stock Non-Voting

The amount of security authorized is 25,000,000 with a total of 2,324,174 outstanding.

Voting Rights

There are no voting rights associated with Common Stock Non-Voting .

Material Rights

For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 70,000,000 with a total of 65,916,390 outstanding.

Voting Rights

One vote per share equal to the number of Common Stock shares into which such shares of Series Preferred could be converted.

Material Rights

For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation preference ahead of other classes of stock in the event of liquidation, asset transfer, or acquisition equal to the original issue price + 7% bonus.

Conversion rights to Common Voting shares at any time at a calculated Series A Preferred conversion price

Drag along rights

Dividend rights - if declared by the Board of Directors in preference to holders of Common Stock (voting or non-voting).

Rights to vote as a preferred shareholder class for Directors

Right to elect two directors.

Rights to have the Company redeem the Preferred shares

Shareholders Agreement between the Company and the Preferred Shareholders

What it means to be a minority holder

As a minority holder of Common Stock Non-Voting of the Company, you will have limited rights in regard to the corporate actions of the Company, including not voting for Directors, additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock Non-Voting
  Type of security sold: Equity
  Final amount sold: $381,877.34
  Number of Securities Sold: 2,324,174
  Use of proceeds: Development of ClearPower technology and product
  Date: September 09, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Over the past 4 or 5 years, Stellaris has been able to operate with an extremely low burn rate by not committing itself to long-term leases, corporate debt (other than from principals), or other significant overhead. Even with this low burn rate, it has been able to make significant advances towards commercial readiness, albeit at a much slower pace than desired.

It will continue this conservative practice to make sure it remains flexible in adjusting its spending and commitments to the resources available. If conditions warrant, it will reduce its spending to ensure it has a long runway. Operating as it has in the past, the business could operate for at least 3 but likely another 4 or 5 years.

Foreseeable major expenses based on projections:

Salaries, contract labor, contract manufacturing, employee benefits, rent, insurance, R&D materials, automation equipment, legal, and accounting.

Future operational challenges:

Developing sales channels and hiring Company sales and marketing and engineering personnel, securing beta sites, successfully completing the development of the product to meet commercial standards, automated assembly, and qualification for technical certifications and initial sales.

Future challenges related to capital resources:

Demonstrating the efficacy and aesthetics of our ClearPower product in a timely manner in order to attract follow-on financing from corporate strategic or venture capital investors.

Future milestones and events:

Successfully securing high-profile beta sites that can demonstrate ClearPower's performance and appearance will be an important milestone for attracting further investment.

Also, generating cash flow from early commercial sales will be another important milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the Company has capital resources available in the form of $12,500 cash on hand at Silicon Valley Bank and Chase Bank and the personal resources of principals (if necessary). The Company currently has operating expenses of $9,000 per month.

As it has in the past, principal shareholders are prepared to advance or loan the Company money if it becomes necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are important to increase our efforts to finish developing and commercializing ClearPower™. In the absence of funds from this campaign, development will continue (albeit on a much more modest scale) and the Company will explore other sources of funding.

As noted previously, the Company will not incur financial obligations unless it is certain that it will have the cash flow to meet them for at least one to two years. If the Company becomes uncertain that projected cash flows will be adequate to ensure that runway, it will reduce its spending and obligations accordingly. Although not ideal, it is prepared to reduce its burn rate to the extremely low rate the Company had previously while successfully advancing its ClearPower™ technology over the past 4 or 5 years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are very useful, but not necessary to the viability of the Company. It has the ability to continue operations at the scale it has been operating at over the past several years with minimal operating expenses. The Company's ability to scale up its technology and product development and sales and marketing efforts will be in proportion to the amount raised by the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our overhead is minimal, we have a low ($1,185) monthly lease payment for our office/R&D space is entirely discretionary, and the principals will continue to support the company out-of-pocket as they have for a number of years.

If the Company raises the minimum offering amount, the Company will continue to not incur obligations that don't match available resources as it has done through most of its operating history. This involves efforts to minimize our exposure to long-term commitments (e.g. leases), avoid debt from outside sources, and if necessary, potential staff layoffs if we can't afford them.

We anticipate the Company will be able to operate for at least three years however its past history has shown its ability to operate in meager financial conditions. Our current monthly burn rate of $9,000 is due mainly to rent, discretionary expenses for R&D materials, and discretionary payroll for principals.

How long will you be able to operate the company if you raise your maximum funding goal?

That depends on our burn rate. If our runway is getting shorter, we will reduce our expenditures to go back to the lean operating methods and procedures we have used to continue in operation over the past years.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least three years. This is based on a current minimum monthly burn rate of $1,185 for monthly rent.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will consider any and all financing vehicles that are reasonable sources of funds including venture capital, strategic corporate investments, joint venture arrangements, government funding, and follow-on equity crowdfunding.

Currently, the Company is not contemplating additional future sources of capital including venture capital, strategic corporate investments, government funding, or follow-on equity crowdfunding.

Indebtedness

- Creditor: James B. Paull
  Amount Owed: $65,948.00
  Interest Rate: 9.5%
  Maturity Date: November 20, 2026
  Eight promissory notes from Stellaris whose principal total $58,000 in consideration of money loaned to the Company by James B. Paull. Material terms of transaction: Notes is 2019 and 2023 with a one-year maturing, 9.5% simple interest, increasing to 15% in the event of a default on interest payments.

Related Party Transactions

- Name of Entity: James B. Paull
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: Eight promissory notes from Stellaris totaling $65,948.00 from a total principal of $58,000 in consideration of money loaned to the Company by James B. Paull.
  Material Terms: Material terms of transaction: Notes is 2019 and 2023 with a one-year maturing, 9.5% simple interest, increasing to 15% in the event of a default on interest payments.

Valuation

Pre-Money Valuation: $25,016,388.39

Valuation Details:

Valuation

Stellaris was previously funded by a 2007 Series A venture capital round with a post-money valuation of $12 million. In 2023 the Company completed a crowdfunding equity raise under Regulation CF whereby the Company raised $381,877 from 390 investors. Based on these capital infusions the Company developed valuable intellectual property resulting in patents and trade know-how on the design and assembly of unique solar photovoltaic modules and solar inverters. It has also acquired the US and international patent rights to the transparent and powerful ClearPower™.photovoltaic window technology.

The Company has also gained considerable know-how about the application and use of its non-conventional materials and high-speed assembly of small components. Moreover, It has established relationships with major international glass manufacturers that may be engaged as a sales channel.

The Company believes ClearPower™ has extraordinary comparative advantages over its competition, and that it can be positioned extremely well to address a very large national and international growing market for building integrated photovoltaic (BIPV) products to decarbonize buildings. Tests at the National Renewable Energy Laboratory have confirmed our expectations of ClearPower™ electrical output. Stellaris believes ClearPower™'s annual electrical production is three to five times that of transparent photovoltaic window competitors that use infrared and ultraviolet light instead of the visible spectrum (e.g. Ubiquitous Energy, NEXT Energy Technologies).

The Company further believes, especially with the experience Mr. Paull has had analyzing building energy use, building energy efficiency, and the application of distributed energy resources to building electrical loads as an employee of the international consulting firm DNV, and as a contractor to the New York State Energy Research and Development Authority (NYSERDA), that the lower electrical power generated by ClearPower™'s solar window competitors using non-visible light is not sufficient to make a meaningful contribution a building's electrical load. These companies also use solar cells that have yet to be proven to have the life and durability that the crystalline silicon solar cells that ClearPower™ uses and that have the proven durability over many decades of usage in the solar industry.

ClearPower™'s bi-facial solar cell design and use of high-efficiency, long-lasting solar cells also reduce a building's air conditioning loads, making ClearPower™ far more cost-effective than competing solar window technologies.

Recent financings by Stellaris competitors can also help benchmark Stellaris's pre-money valuation. Ubiquitous Energy recently closed on a $30 million Series B venture capital round led by window manufacturer Andersen. (Ubiquitous had previously raised approximately $45 million before its Series B.) Although Ubiquitous has installed several beta sites, it is not yet in commercial production and in many respects is, in our opinion, not far ahead of Stellaris. Solar Window Technologies, also pre-revenue, recently raised $25 million through an over-the-counter IPO. NEXT Energy Technologies, again pre-revenue, recently raised $13 million in a Series C round led by Alon Blue Square Israel and international glass and window fabricator Viracon. NEXT had raised $34.6 million in previous financings.

The Company thus based its valuation on the progress it has made in developing its ClearPower™ solar photovoltaic window, the growing national and international demand for BIPV products to combat climate change, emerging government mandates to decarbonize buildings, and the size of the equity financings raised by solar window competitors with less efficient power conversion capabilities.

Stellaris has secured four patents related to photovoltaic device technology and is awaiting approval for additional patents. This achievement is part of their extensive knowledge and trade secrets gained over 15 years of developing solar equipment. The Company has been recognized for its innovation, previously winning the national first prize at the Cleantech Open, the largest clean technology accelerator program globally. Currently, Stellaris is in the pre-production phase of developing ClearPower™ photovoltaic windows and has not yet started generating revenue. They are actively working on setting up high-profile beta site installations and are engaging with window fabrication companies to explore potential business partnerships.

Current Traction Since Last Reg CF Offering

The funds raised with the first round of crowdfunding equity were used to develop and perfect prototype automated ClearPower™ manufacturing machines, further develop the ClearPower™ design, file another patent application, initiate the creation of state-of-the-art marketing and sales materials, revise the "ClearPower.energy" website and logo design, messaging and outreach communication to potential customers and businesses.

In 2023 the Company exhibited at New York Build and A'23, the national annual convention of the American Association of Architects (AIA), both important conventions for architects, property owners, and developers. The Company is also engaged in ongoing discussions with potential high-profile property owners for the installation of ClearPower™ beta sites.

Since Stellaris's first equity crowdfunding, the Federal government has passed into law the Inflation Reduction Act (P.L.117-169) which established substantial investment tax credits for which ClearPower™ can qualify, providing material financial incentives for the purchase and installation of ClearPower solar PV windows for qualified purchasers.

Conclusion

Based on the above, Stellaris feels the pre-money valuation of $25,008,762.45 is reasonable.

Sources
https://www.businesswire.com/news/home/20220111005441/en/Ubiquitous-Energy-Closes-30-Million-Series-B-Funding-Round

http://www.besteerglass.com/the-world-s-top-10-glass-manufacturers-in-2021.html

https://www.businesswire.com/news/home/20210603005095/en/NEXT-Energy-Technologies-Closes-Series-C-Funding-Investors-Provide-Global-Reach-Into-Commercial-Building-Market

Disclaimers
The Company has set its pre-money valuations internally and without a formal third-party valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  66.7%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  27.8%
  Administration expenses as well as costs related and incidental to patent applications.

If we raise the over allotment amount of $617,999.97, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  4.6%
  Capital for amortization of current liabilities.

- Research & Development
  11.0%
  Capital to continue and grow research and development of our product's capabilities

- Company Employment
  50.2%
  Salaries and contract work wages, for both current and anticipated needs, as well as payroll taxes & benefits

- Marketing
  6.8%
  Marketing of our business and product

- Inventory
  10.1%
  Capital primarily for automation & assembly equipment at this point in development

- Operations
  10.8%
  Administration expenses as well as costs related and incidental to patent applications

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.clearpower.energy (www.clearpower.energy).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stellaris

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Stellaris Corporation

[See attached]

STELLARIS CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stellaris Corporation
Nashua, New Hampshire

We have reviewed the accompanying financial statements of Stellaris Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 24, 2024
Los Angeles, California

STELLARIS CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 5,595	$ 54,551
Total Current Assets	**5,595**	**54,551**
Total Assets	**$ 5,595**	**$ 54,551**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current Portion of Loans and Notes	$ 18,000	$ 18,000
Other Current Liabilities	11,183	16,907
Total Current Liabilities	**29,183**	**34,907**
Promissory Notes and Loans	40,000	-
Total Liabilities	**69,183**	**34,907**
STOCKHOLDERS EQUITY		
Common Stock - Voting	50,885	50,885
Common Stock Non-Voting	2,288	1,019
Series A Preferred Stock	65,916	65,916
Subscription receivables	-	-
Additional Paid in Capital	220,306	17,297
Retained Earnings/(Accumulated Deficit)	(402,983)	(115,474)
Total Stockholders' Equity	**(63,588)**	**19,644**
Total Liabilities and Stockholders' Equity	**$ 5,595**	**$ 54,551**

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	216,449	63,073
Research and Development	54,640	5,400
Sales and Marketing	12,653	9,092
Total operating expenses	283,742	77,566
Operating Income/(Loss)	(283,742)	(77,566)
Interest Expense	3,767	3,976
Other Loss/(Income)	(0)	(719)
Income/(Loss) before provision for income taxes	(287,509)	(80,822)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (287,509)**	**$ (80,822)**

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock - Voting		Common Stock Non-Voting		Series A Preferred Stock		Additional Paid In Capital	Subscription receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	**10,665,099**	**$ 10,665**			**13,183,278**	**$ 13,183**	**$ 630**	**$ (23,848)**	**$ (34,652)**	**$ (34,022)**
Issuance of Stock	40,219,996	40,220	1,018,711	$ 1,019	52,733,112	52,733	16,668	23,848		134,488
Net income/(loss)									(80,822)	(80,822)
Balance—December 31, 2022	50,885,095	50,885	1,018,711	1,019	65,916,390	65,916	17,297	-	$ (115,474)	**$ 19,644**
Issuance of Stock			1,269,149	1,269			203,009			204,278
Net income/(loss)									(287,509)	(287,509)
Balance—December 31, 2023	**50,885,095**	**$ 50,885**	**2,287,860**	**$ 2,288**	**65,916,390**	**$ 65,916**	**$ 220,106**	**$ -**	**$ (402,983)**	**$ (63,588)**

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(287,509)	$	(80,822)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other Current Liabilities		(5,725)		844
Net cash provided/(used) by operating activities		**(293,234)**		**(79,978)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		204,278		134,488
Borrowing on Promissory Note		40,000		
Net cash provided/(used) by financing activities		**244,278**		**134,488**
Change in Cash		(48,956)		54,510
Cash—beginning of year		54,551		41
Cash—end of year	**$**	**5,595**	**$**	**54,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stellaris Corporation was incorporated on October 16, 2007, in the state of Delaware. The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashua, New Hampshire.

Stellaris is an early-stage company developing a transparent, electricity-generating building-integrated photovoltaic window. The window, branded ClearPower, is intended to be used as insulated glass windows in commercial buildings for on-site electricity generation to aid in building decarbonization. The Company is anticipating marketing to building owners and developers through float glass manufacturer and window fabricator sales channels. The Company is presently pre-revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Stellaris Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is expected to generate revenues from the sale of commercialize its transparent ClearPower electricity-generating window technology.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 24, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued payable	5,583	6,565
Interest payable	5,558	7,396
Tax Liabilities	42	2,947
Total Other Current Liabilities	**$ 11,183**	**$ 16,907**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock-Voting

The Company is authorized to issue 105,000,000 shares of Common Stock-Voting at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 50,885,095 shares have been issued and are outstanding.

Common Stock-Non-Voting

The Company is authorized to issue 25,000,000 shares of Common Stock-Non-Voting at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 2,287,860 and 1,018,711 shares were shares and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 70,000,000 shares of Series A Preferred Stock at a $0.001 par value. As of December 31, 2023, and December 31, 2022, 65,916,390 shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - James B. Paull	$ 4,000	9.50%	12/26/2019	12/26/2022	$ 525	$ 1,526	$ 4,000	$ -	$ 5,526	$ 489	$ 1,146	$ 4,000	$ -	$ 5,146
Promissory Note - James B. Paull	$ 4,000	9.50%	6/29/2019	6/29/2022	$ 543	$ 1,714	$ 4,000	$ -	$ 5,714	$ 507	$ 1,334	$ 4,000	$ -	$ 5,334
Promissory Note - James B. Paull	$ 5,000	9.50%	3/12/2019	3/12/2022	$ 692	$ 2,284	$ 5,000	$ -	$ 7,284	$ 647	$ 1,809	$ 5,000	$ -	$ 6,809
Promissory Note - James B. Paull	$ 5,000	9.50%	9/19/2019	9/19/2022	$ 668	$ 2,035	$ 5,000	$ -	$ 7,035	$ 623	$ 1,560	$ 5,000	$ -	$ 6,560
Promissory Note - James B. Paull	$ 10,000	9.50%	12/7/2023	12/7/2026	$ 62	$ 62	$ -	$ 10,000	$ 10,062	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 10,000	9.50%	12/8/2023	12/8/2026	$ 60	$ 60	$ -	$ 10,000	$ 10,060	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 5,000	9.50%	11/1/2023	11/1/2026	$ 78	$ 78	$ -	$ 5,000	$ 5,078	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 10,000	9.50%	11/9/2023	11/9/2026	$ 135	$ 135	$ -	$ 10,000	$ 10,135	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 5,000	9.50%	11/20/2023	11/20/2026	$ 53	$ 53	$ -	$ 5,000	$ 5,053	$ -	$ -	$ -	$ -	$ -
Total					$ 2,817	$ 7,948	$ 18,000	$ 40,000	$ 65,948	$ 2,266	$ 5,849	$ 18,000	$ -	$ 23,849

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 18,000
2025	-
2026	40,000
Thereafter	-
Total	**$ 58,000**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (82,515)	$ (23,196)
Valuation Allowance	82,515	23,196
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (109,174)	$ (26,659)
Valuation Allowance	109,174	26,659
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $380,397, and the Company had state net operating loss ("NOL") carryforwards of approximately $380,397. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In 2019, the Company engaged in four promissory note agreements with James B. Paull, a founder and shareholder, totaling $18,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2022. As of December 31, 2023, and December 31, 2022, the outstanding balance remains at $18,000.

In 2023, the Company engaged in five promissory note agreements with James B. Paull, a founder and shareholder, totaling $40,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2026. As of December 31, 2023, the outstanding balance is $40,000.

On January 6, 2024, the Company engaged in a promissory note agreement with James B. Paull, a founder and shareholder, totaling $10,000. The promissory note carry an interest rate of 9.5% and shall be due and payable on the third anniversary of the date of this Note.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 24, 2024, which is the date the financial statements were available to be issued.

On January 6, 2024, the Company engaged in a promissory note agreement with James B. Paull, a founder and shareholder, totaling $10,000. The promissory note carry an interest rate of 9.5% and shall be due and payable on the third anniversary of the date of this Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $283,742, an operating cash flow loss of $293,234, and liquid assets in cash of $5,995, which less than a year's worth of cash reserves as of December 31, 2023.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF STELLARIS

Energize Your Building with ClearPower Solar Windows—which we believe is the most efficient and cost-effective solar photovoltaic window.

Stellaris has created ClearPower™, a premier photovoltaic electricity-generating window technology designed to positively affect building operating cash flow while decreasing building emissions of greenhouse gasses from the use of fossil fuels, and that will fulfill the...
Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Stellaris
The Future is Clear™

$111,191.39 Raised

REASONS TO INVEST

- ClearPower windows aren't just windows—they're energy GENERATORS. Our windows not only let light in, but also generate electricity, cutting greenhouse gas emissions by reducing a building's use of fossil fuels for space heating and lowering a building's energy costs.
- The market for BIPV windows is projected to rise, expected to hit $13B by 2028. With our C learPower™ technology, high transparency, & an impressive power output, major glass manufacturers are already rallying behind us.*
- With four patents in hand and more pending, backed by a world-class management and engineering team, we're committed to revolutionizing how we think about energy.

Get Equity
$0.21 Per Share

PREVIOUSLY CROWDFUNDED
$344,938.03

RAISED	INVESTORS
$111,191.39	59

MIN INVEST	VALUATION
$299.88	$25.02M

TEAM



James B. Paull • CEO, President, Principal Accounting Officer and Director

Jim is the founder of Stellaris and its CEO. Most recently, he has been Senior Advisor for Distributed Resources at DNV, a global consulting firm dedicated to safeguarding life, property, and the environment. ...

Read More



James W. Paull • Director and Treasurer

James is currently Senior Business Development Manager for Good Harbor Group. Previously, he was Senior Vice President at GQR Global Markets and Business Development Executive at Medicus Healthcare Solutions. He has also previously been ...

Read More



Jeannette P. David • Director and Secretary

Jen is Assistant Vice President and Claims Counsel for Sompo International. She was formerly Senior Claims Specialist at Liberty International Underwriters and a Senior Analyst at AIG. She holds a JD and a Masters degree in energy, environment, and natur...

Read More

Show More

THE PROBLEM

Shaping the Future of Carbon-Free Electricity

Climate change is real and getting worse. US states and cities are adopting building codes that require reduced building fossil fuel consumption by switching to clean, carbon-free energy. In response, Stellaris developed **ClearPower™**, a fully-transparent, photovoltaic electricity-generating window. With its high power-density and transparency, ClearPower is uniquely designed to meet the urgent need for buildings to self-generate their own carbon-free electricity, reducing combustion of fossil fuels for heating and reducing a building's electricity costs - which can result in a positive impact on a building's operating cash flow and value.

Stellaris is currently pre-revenue and its technology is in development and protected by patents.

In 2020, the United States Environmental Protection Agency reported that **buildings emit more climate destroying greenhouse gasses** than the transportation or power generation sectors (Source). Buildings still rely heavily on fossil fuels for heating, yet as pressure mounts to reduce greenhouse gas emissions, many buildings, especially high-rise buildings with limited roof area are left with few options for obtaining green, CO^2-free electricity to replace combustion of fossil fuels for heating. The need for so many buildings to have a source of clean electricity has created an urgent need for new clean electricity technology to enable buildings to self-generate green electricity.


ClearPower™
YOUR BUILDING. ENERGIZED.
We believe ClearPower is the only **transparent electricity-generating window technology** that is powerful enough to make a meaningful contribution to a building's electricity load. ***With ClearPower you get both power output and visibility.***

Key benefits:

- **Superior electricity production** - ClearPower windows harness the energy inherent in the visible light spectrum. This allows them to harvest up to **five times** more electricity than competing technologies.
- **Unique Wafer-thin array** - ClearPower windows' innovative design features bi-facial, crystalline silicon solar cells placed between two lites (panes) of an insulated glass window. The horizontal cell orientation makes them appear like tiny Venetian blinds that are always open, and from a few feet away, they disappear.
- **High efficiency Building Integrated Photovoltaic Window technology** - As one of the more efficient power generating Building Integrated Photovoltaic Window (BIPV) capable of providing both substantial power output as well as high transparency, ClearPower is positioning itself to be a powerful tool for electrifying and decarbonizing buildings and reducing their dependence on fossil fuels.
- **Reduces a Building's Air Conditioning Loads** - Due to the geometry of the solar cells embedded in ClearPower PV windows high angle summer time sunlight is absorbed by the solar cells but heat is reflected back outside, reducing A/C loads and electricity costs.
- **Reduces a Building's Energy Costs** - ClearPower windows can increase a building's cash flow by self-generating electricity and reducing the purchase of electricity from the local utility company.

THE SOLUTION

The Future of Power is Clear

Stellaris Corporation has developed ClearPower, a transparent electricity-generating window designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels for space and water heating and reduce a building's electricity costs.

Previous Existing photovoltaic windows have gained little traction due to their high cost, low power, and/or their lack of transparency. ClearPower can address all of these issues with a power output approaching that of traditional high-efficiency, non-transparent photovoltaic (PV) modules, all while maintaining high transparency.


Stellaris
The Future is Clear™
Thin photovoltaic cells are embedded within insulated glass window units, allowing for high visibility and power output compared to conventional, high-effeciency modules.

ClearPower solar photovoltaic windows use narrow photovoltaic cells embedded in an insulated glass window. Due to the small size and orientation of the cells, ClearPower maintains high transparency while its unique design enables the production of up to **5 times** more power than other "clear" BIPV windows. Its electrical output approaches that of conventional high-efficiency, non-transparent PV modules, such as roof top solar panels. ClearPower can be used as building windows while generating greenhouse gas-free electricity to power the building's heating and cooling needs.



ClearPower is the culmination of more than fifteen years of work by Stellaris Corporation to address the urgent need for a way for buildings to generate their own clean, carbon-free electricity. Now, with testing from the National Renewable Energy Laboratory (NREL) corroborating our technology's performance and support for ClearPower's promising developments from international glass manufacturers, Stellaris is working towards a commercial launch of ClearPower sales.

THE MARKET & OUR SOLUTION

Market Growth Anticipated as Pressure to Eliminate Emissions Increases

Around the country, laws are being passed by many cities and states requiring both existing and new buildings to drastically reduce their greenhouse gas emissions by eliminating the use of fossil fuels for space heating, while energy "stretch" building codes are prohibiting new natural gas hook-ups and requiring the inclusion of renewables for new buildings. (Source | Source) With target dates for these ambitious goals only a few years away, many building owners and managers are feeling the pressure to find a lower cost, carbon-free solution to power their all-electric buildings.


Global Building-integrated Photovoltaic Windows Market
is projected to grow to
$13B
by 2028
(16.0% CAGR)

Spurred by these new regulations and proactive energy building codes, the global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow substantially (16.0% CAGR) and is projected to reach **$13 billion by 2028** (Source). Sized at **$4.6 billion in 2021**, Stellaris sees the nearly 3x market growth projection as validation of our technology's role within this renewable energy push.

Major glass manufacturers have shared their support for the ClearPower window due to its high transparency and electric power output per unit area, one citing it as a "promising technology" for the BIPV industry. Additionally, the National Renewable Energy Laboratory (NREL) has conducted independent tests of the ClearPower product that have corroborated Stellaris's own performance testing.


Stellaris Traction Points
Currently holds four patents for photovoltaic device technology with additional patents pending
A national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program
ClearPower windows have been tested by NREL for power conversion efficiency and output.

Stellaris currently holds four patents for photovoltaic device technology with additional patents pending, in addition to the extensive know-how and trade secrets we have learned over 15 years of developing solar equipment. During this time, Stellaris also became a national first prize winner of the Ignite Clean Energy (K/N/A Cleantech Open), the world's largest clean technology accelerator program.

ClearPower Windows can increase a building's operating cash flow.

ClearPower BIPV windows **can make a powerful contribution to reducing the amount of utility company supplied electricity needed** to be purchased to meet a building's electric energy load. According to our data, installing them can result in immediate positive operating cash flow by substantially reducing the building's purchased electricity cost.

ClearPower windows can increase a building's value. ClearPower photovoltaic windows help buildings comply with new laws and building codes prohibiting use of oil or natural gas for building space and water heating. They also can be an important component of LEED, Passive House, or Living Building Challenge certifications. At the same time, the building's new green energy façade should be a powerful attractor of high-quality tenants.

Tax credits and other capital cost benefits can make insulated glass windows incorporating ClearPower technology less expensive to install than windows without it. BIPV windows such as ClearPower are eligible for a 30% federal investment, tax credit just like a rooftop solar installation.

WHY INVEST

An Exciting, New Technology Made to Address Climate Change

Stellaris believes ClearPower can play a critical role in the fight against climate change by reducing greenhouse gas emissions. As many building owners are facing legally mandated deadlines to decarbonize their buildings and regulations that require termination of the use of oil and gas for building space heating, we feel the timing is right for the introduction of our ClearPower solar photovoltaic window into the market.



MAKE EVERY WINDOW
A POWER PLANT
Stellaris
The Future is Clear™
ClearPower™
YOUR BUILDING. ENERGIZED.
Invest today and help us make a worldwide impact with ClearPower
We are determined to make Stellaris Corporation a go-to provider of clear, electricity-generating window components.

**The above windows shown are not BIPV windows and were not developed by Stellaris Corporation.*

Funds raised from this campaign will be used to continue refining our product for commercial production, develop automated assembly procedures, manufacture and install ClearPower at test and beta sites, continue to test the performance and durability of the product and to make continuous improvements in the product's design and efficiency.

With help from the StartEngine community, we are determined to make Stellaris Corporation a go-to provider of clear, electricity-generating window components.

Invest today in a scalable, cost-effective technology and join us as we seek to make a worldwide impact.

ABOUT

HEADQUARTERS
30 Technology Way Ste 1W3
Nashua, NH 03060-2809

WEBSITE
View Site

Stellaris has created ClearPower™, a premier photovoltaic electricity-generating window technology designed to positively affect building operating cash flow while decreasing building emissions of greenhouse gasses from the use of fossil fuels, and that will fulfill the requirements of new state regulations and building codes to combat climate change. Stellaris is pre-revenue with its product currently in development.

TERMS

Stellaris

Overview

PRICE PER SHARE
$0.21

VALUATION
$25.02M

DEADLINE
Jun. 20, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$299.88

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.97

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
71,428

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
2,942,857

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $2,500+ within the first 2 weeks | 8% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $25,000+ within the first 2 weeks | 20% bonus shares

Flash Perks

Invest $2,500+ between May 1st at 9:00 AM PST - May 6th at 9:00 AM PST and receive 8% bonus shares.

Invest $2,500+ between June 1st at 9:00 AM PST - June 6th at 9:00 AM PST and receive 8% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive 3% bonus shares

Tier 2 Perk - Invest $2500+ and receive 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive + 8% bonus shares

Tier 4 Perk — Invest $10,000+ and receive + 10% bonus shares

Tier 5 Perk — Invest $25,000+ and receive + 15% bonus shares

Tier 6 Perk — Invest $50,000+ and receive + 20% bonus shares

Loyalty Bonus

If you are a previous SE investor in Stellaris, you are eligible for additional bonus shares (5%)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Stellaris Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock Non-Voting at $0.21 / share, you will receive 110 shares of Common Stock Non-Voting, meaning you'll own 110 shares for $21. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one’s self, a friend or relative. Vendor payments. Any expense labeled “Administrative Expenses” not strictly for administrative purposes.

NEW UPDATES

04.11.24

Views Through ClearPower Windows

We're proud that we've been able to maintain the views out of ClearPower windows, while at the same time optimizing the electric power production of our high-efficiency, crystalline silicon solar cells. Here are some shots through ClearPower windows.



Please help making these amazing energy-producing windows become the standard for high efficiency buildings by making an investment in Stellaris today!

ALL UPDATES

04.04.24

We've Hit $100k!


Next $ target:
100k
200k
ClearPower™
YOUR BUILDING. ENERGIZED.

Thanks to all our supporters for getting us to this important milestone!

Now we need your help to get us to the next level.

Please consider making a signicant contribution towards that goal. As we've said before, the ClearPower photovoltaic window technology is a win-win, as it not only can generate positive operating cash flow from the day it's installed, but it also is a powerful, state of the art tool for building electrification and decarbonization to mitigate climate change.

Please consider making an investment in Stellaris today. There are several bonuses available - check it out on our campaign page: https://www.startengine.com/offering/stellaris

Thanks for your support!

04.01.24

Time running out for a Stellaris bonus!


Train through ClearPower window
Jim Paull

00:21

.....leave the station without taking advantage of a significant Early Bird perk! (This video taken through a ClearPower window!)

The perk ends on April 3, so please consider an investment in Stellaris before the offer ends.

We very much value your support and sincerely hope you will continue to participate in our important goal to commercialize ClearPower solar photovoltaic windows. Please consider an investment in Stellaris.

03.29.24

Early Bird Rewards


Stellaris
The Future is Clear™
Early
Bird
Rewards

To our Stellaris supporters:

We're just a few days into our StartEngine campaign, and as a valued Stellaris investor or follower, we want to be sure you're aware of the bonus opportunities that are available.

For a limited time, we're offering bonus rewards to those who invest now. Please check them out on our campaign page:

https://www.startengine.com/offering/stellaris

If considering an investment, you should act now as the bonus ends on Wednesday, April 3.

We very much value your support and sincerely hope you will continue to participate in our important endeavor. Please consider an investment in Stellaris.

03.26.24

Jack McCaffrey joins Stellaris

We're really excited to announce that Jack McCaffrey has joined the Stellaris team. Jack brings huge experience and reputation as an accomplished solar industry executive, having held top manufacturing and engineering positions at Evergreen Solar, Daystar Technologies, and BTU International. Jack will be invaluable in helping us achieve our manufacturing and commercialization goals.

As many of you know, we've just launched our second StartEngine campaign, so if you haven't already, please visit our new campaign page.


Stellaris
The Future is Clear™

03.26.24

Views through ClearPower Windows

We're proud that we've been able to maintain the views out of ClearPower windows, while at the same time optimizing the electric power production of our high-efficiency, crystalline silicon solar cells. Here are some shots through ClearPower windows.



03.25.24

Stellaris is live on StartEngine!

Our campaign is live on StartEngine!

The Stellaris team is delighted to announce the launch of our second StartEngine equity crowdfunding round. Your support has fueled our accomplishments in the development of the ClearPower photovoltaic window, its automated production, and internal and external testing. We hope for your continued participation as we strive to make ClearPower a go-to technology for building electrification and decarbonization.

Please consider an investment in this round, and let others know who might be interested! Together, we'll make this round a resounding success!

Here's the link to our campaign page!

Thank you!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Stellaris.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1 Perk
Invest $1000+ and receive 3% bonus shares
Select

$2,500
Tier 2 Perk
Invest $2500+ and receive 5% bonus shares
Select

$5,000
Tier 3 Perk
Invest $5,000+ and receive + 8% bonus shares

$10,000
Tier 4 Perk
Invest $10,000+ and receive + 10% bonus shares

$25,000
Tier 5 Perk
Invest $25,000+ and receive + 15% bonus shares

Select

Select

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive + 20% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Christopher Golden
7 days ago

I was reading through the older threads and saw you mentioned that moving towards becoming a commerci...
Show more

1 0

Jim Paull
Stellaris • 6 days ago

Christopher -
It's more a matter of how fast, rather than how much. ...
Show more

0

Theodore Lyons
17 days ago

Hi there, a) What is your most recent monthly burn rate? b) What is your most recent monthly cash on hand? c) ...
Show more

1 0

JP

Jim Paull
Stellaris • 15 days ago

We have minimal overhead so our burn rate is very flexible and can adapt to our cash flow....
Show more

0

GH

Grigore Hreniuc
19 days ago

Trying to figure out if your company is ready to take orders from customers. SolarGaps was founded in 20...
Show more

0 0

GH

Grigore Hreniuc
19 days ago

I notice you have $25Mil Valuation and no revenue. How much money you invested in this company? How muc...
Show more

2 0

JP

Jim Paull
Stellaris • 19 days ago

Hi Grigore -
We applaud emerging technologies in our space as ...
Show more

0

View 1 more reply

DS

David Schrift
20 days ago

Jim,
...
Show more

1 0

JP

Jim Paull
Stellaris • 20 days ago

David - good questions.
We are very close to offering ClearPower commercially....
Show more

0

Show More Comments

HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Surprisingly, buildings are responsible for nearly one third of the world's climate damaging greenhouse gas emissions. And when you think of solutions for climate change, usually solar panels or wind turbines come to mind. But there are other powerful solutions that have been overlooked until now. With Stellaris' clear power transparent solar photovoltaic windows, buildings can leverage what can often be a huge amount of window area to generate clean electricity, becoming their own power plants in the process. Clear power windows are uniquely able to generate module quality power while maintaining window views.

Moreover, by blocking high angle sunlight, they significantly reduce the need for air conditioning. This makes our advanced window technology a win win for both building owners and the planet. And depending on the size and location of the building, clear power windows can supply over 80% of the building's energy. Our unique and patent pending photovoltaic technology embeds tiny, high efficiency silicon solar cells in a window glazing, making clear power not only see through, but also one of the most efficient photovoltaic windows. Take a look at our clear power transparent solar window; straight on views through the window are unimpeded, but light from higher angle sunlight gets absorbed by the cells and produces electricity. Clear power's innovative technology has even been tested at the nation's primary laboratory for renewable energy. Governments around the world are now passing laws requiring buildings to rapidly decarbonize by using green electricity instead of fossil fuels.

To meet these emissions requirements, commercial building owners will need to spend $9 trillion in the next ten years to eliminate natural gas in their buildings. We believe clear power is the perfect solution to these new regulations and to combat climate change by eliminating the use of fossil fuels and buildings.

We are already developing our sales channel with the largest glass manufacturers and building owners. With over 133,000,000,000 architectural glass manufactured in the world every year, clear power technology has the potential to turn billions of windows into clean and powerful energy sources. Our windows can be crafted at any size and our production can be scaled up for use anywhere in the world to meet the worldwide problem of climate change. Now you have a huge market opportunity to invest in clear power. The world needs powerful tools to combat climate change.

Clear power is one of them. Please consider investing in Stellaris and become a part of the solution for climate change. Today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Secretary of State
Division of Corporations
Delivered 12:22 PM 05/18/2022
FILED 12:22 PM 05/18/2022
SR 20222102722 - File Number 4441165

Amendment to the Amended and Restated Certificate of Incorporation

of

Stellaris Corporation

A Delaware Corporation

James B. Paull hereby certifies that:

First: The original name of this company is Stellaris Corporation (the "Company") and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was October 16, 2007 and was Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 1, 2007.

Second: He is the duly elected and acting President of Stellaris Corporation, a Delaware corporation.

Third: The Certificate of Incorporation of this Company is hereby amended to read as follows:

Article IV A. (i) The Company is authorized to issue three classes of stock to be designated, respectively, "Common Stock-Voting," "Common Stock-Non-Voting" and "Preferred Stock."

(ii) The total number of shares which the Company is authorized to issue is Two hundred million (200,000,000) shares.

(iii) One hundred five million (105,000,000) shares of which shall be Common Stock-Voting ("Common Stock-Voting"), Twenty-five million (25,000,000) shares of which shall be Common Stock-Non-Voting ("Common Stock-Non-Voting") and Seventy million (70,000,000) of which shall be Preferred Stock "Preferred Stock").

(iv) The Preferred Stock shall have a par value of One Tenth of One Cent ($0.001) per share; the Common Stock-Voting shall have a par value of One Tenth of One Cent ($0.001) per share and the Common Stock-Non-Voting shall have a par value of One Tenth of One Cent ($0.001).

All references to "Common Stock" in the Amended and Restated Certificate of Incorporation as hereby amended by shall refer only to Common Stock-Voting.

Fourth: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

Fifth: That pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the

General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Sixth: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance the provisions of Sections 242 of the Delaware General Corporation law by the stockholders of the Company.

IN WITNESS WHEREOF, STELLARIS CORPORATION has caused this Amended and Restated Certificate of Incorporation to be signed by its President this May 18, 2022.

STELLARIS CORPORATION

By:________________________
James B. Paull
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:39 AM 11/01/2007
FILED 09:36 AM 11/01/2007
SRV 071178545 - 4441165 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF STELLARIS CORPORATION

James B. Paull hereby certifies that:

ONE: The original name of this company is Stellaris Corporation and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was October 16, 2007.

TWO: He is the duly elected and acting President of Stellaris Corporation, a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

The name of this company is Stellaris Corporation (the "Company" or the "Corporation").

II.

The address of the registered office of this Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent of this Corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is Forty Million (40,000,000) shares, Twenty Six Million Eight Hundred Thousand (26,800,000) shares of which shall be Common Stock (the "Common Stock") and Thirteen Million Two Hundred Thousand (13,200,000) shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of One Tenth of One Cent ($0.001) per share and the Common Stock shall have a par value of One Tenth of One Cent ($0.001) per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

C. All of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series Preferred").

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. **DIVIDEND RIGHTS.**

(a) Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors (the "Board"), but only out of funds that are legally available therefor, cash dividends at the rate set by the Board on each outstanding share of Series Preferred (the "Series Preferred Dividend"). Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

(b) So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared an set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Sections 3 and 4.

(c) In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(d) The provisions of Sections 1(b) and 1(c) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by the Board.

2. **VOTING RIGHTS.**

(a) **General Rights.** Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) **Separate Vote of Series Preferred.** For so long as any shares of Series Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation), that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Preferred;

(ii) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

(iv) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock (except for acquisitions of Common Stock by the Company permitted by Section 1(b)(i), (ii) and (iii) hereof, and redemptions required by Section 6 hereof);

(v) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4 hereof);

(vi) Any voluntary dissolution or liquidation of the Company;

(vii) Any increase or decrease in the authorized number of members of the Company's Board;

(viii) Any issuance of indebtedness in excess of $200,000 in any single transaction or in the aggregate;

(ix) Any filing for bankruptcy or insolvency by or against the Company or failing to contest any proceeding against the Company seeking to adjudicate it bankrupt or insolvent if there is a good faith basis for contesting such proceeding; or

(x) Entering into any new line of business, the exit of any existing line of business, or any other material change in the nature of the Company's or any subsidiary's business.

(c) **Election of Board of Directors.** The number of seats on the Board of Directors shall be five (5), subject to adjustment pursuant to the Bylaws.

(i) For so long as at least a majority of shares of Series Preferred originally issued remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series Preferred after the filing date hereof) the holders of Series Preferred, voting as a separate class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors (each a "Series A Director" and collectively the "Series A Directors").

(ii) The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii) The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the Original Issue Price (as defined below) plus (i) a cash amount equal to a seven percent (7%) (the "Bonus Rate") of the Original Issue Price per annum, assumed to be cumulative and compounded annually from the date of issuance (the "Bonus Amount"); *provided, however*, that upon the occurrence of a Material Breach pursuant to Section 11.9 of that certain Series A Stock Purchase

Agreement, dated as of November 1, 2007, then effective thereafter such Bonus Rate shall be increased to seventeen percent (17%)(the "Bonus Rate Adjustment"); and (ii) all declared and unpaid dividends on the Series Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The "Original Issue Price" of the Series Preferred shall be Forty Six Cents and Sixty Five One Hundredth of a Cent ($0.4665) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(b) After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in such Acquisition or Asset Transfer), if any, shall be distributed ratably to the holders of Common Stock holders until such holders of Common Stock have received pursuant to this Section 3(b) an aggregate amount of $4,550,137.79; thereafter, the remaining assets of the Company legally available for distribution in such Liquidation Event (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock and Series Preferred on an as-if-converted to Common Stock basis.

4. ASSET TRANSFER OR ACQUISITION RIGHTS.

(a) In the event that the Company is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series Preferred shall be entitled to receive, for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to (i) Section 3(a) and 3(b) above or (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to Common Stock immediately prior to such Acquisition or Asset Transfer.

(b) For the purposes of this Section 4: (i) "Acquisition" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; provided further that any merger in which the holders of Series Preferred receive securities with comparable terms and preferences in the surviving corporation shall not be deemed an

"Acquisition"; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c) In any Liquidation Event, Acquisition or Asset Transfer, if the consideration to be received is other than cash, its value will be deemed its fair market value as determined in good faith by the Board pursuant to this Section 4(c); *provided, however*, if the members of the Board cannot reach a unanimous decision, then such fair market value shall be determined by a nationally recognized valuation expert approved by a majority of the Board. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by Section 4(c)(ii):

(A) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the 30-day period ending three days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof.

(ii) The method of valuation of securities subject to an investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined in Section 4(c)(i)(A), 4(c)(i)(B) or 4(c)(i)(C) to reflect the approximate fair market value thereof.

5. **CONVERSION RIGHTS.**

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "Conversion Rights"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

(b) **Series Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series Preferred (the "Series Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series Preferred by the "Series Preferred Conversion Price," calculated as provided in Section 5(c).

(c) **Series Preferred Conversion Price.** The conversion price for the Series Preferred shall initially be the Original Issue Price of the Series Preferred (the "Series Preferred Conversion Price"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

(d) **Mechanics of Conversion.** Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series Preferred is issued (the "Original Issue Date") the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series Preferred, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series Preferred, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) **Sale of Shares Below Series Preferred Conversion Price.**

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(e), 5(f) or 5(g) above, for an Effective Price (as defined below) less than the then effective Series Preferred Conversion Price (a "Qualifying Dilutive Issuance"), then and in each such case, the then existing Series Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series Preferred Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to the Series Preferred Conversion Price in an amount less than One Half of One Cent per share. Any adjustment required by this Section 5(h) shall be rounded to the nearest One Half of One Cent ($0.005) per share. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding two sentences shall be included in any subsequent adjustment to the Series Preferred Conversion Price. Notwithstanding anything to the contrary contained herein, no adjustment in the Series Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then outstanding shares of Series Preferred agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock

(iii) For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Company for any issue or sale of securities (the "Aggregate Consideration") shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the

Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 5(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Series Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); *provided* that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(C) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; *provided further,* that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of the Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided* that such readjustment shall not apply to prior conversions of Series Preferred.

(v) For the purpose of making any adjustment to the Conversion Price of the Series Preferred required under this Section 5(h), "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(A) shares of Common Stock issued upon conversion of the Series Preferred;

(B) up to 2,363,931 shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) after the Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; *provided, however,* that such amount shall be increased to reflect any shares of Common Stock (i) not issued pursuant to the rights, agreements, option or warrants ("Unexercised Options") as a result of the termination of such Unexercised Options or (ii) reacquired by the Company from employees, directors or consultants at cost (or the lesser of cost or fair market value) pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company;

(C) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board, including the Series A Directors;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including the Series A Directors;

(F) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; *provided* that the issuance of shares therein has been approved by the Company's Board, including the Series A Directors; and

(G) any Common Stock or Convertible Securities issued as a dividend or distribution on the Series Preferred.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h). The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issuances under this Section 5(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the "First Dilutive Issuance"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "Subsequent Dilutive Issuance"), then and in each such case upon a Subsequent Dilutive Issuance the Series Preferred Conversion Price shall be reduced to the Series Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(i) **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein, or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) **Automatic Conversion.**

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least One Dollar and Eighty Seven Cents ($1.87) (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), and (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of either of the events specified in Section 5(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(l) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) **Notices.** Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

6. **REDEMPTION.**

(a) The Company shall be obligated to redeem the Series Preferred as follows:

(i) The holders of at least a majority of the then outstanding shares of Series Preferred, voting together as a separate class, may require the Company, to the extent it may lawfully do so, to redeem all of the then outstanding Series Preferred in three (3) annual installments beginning not prior to the seventh anniversary of the Original Issue Date, and ending on the date two (2) years from such first redemption date (each a "Redemption Date"); *provided* that the Company shall receive at least sixty (60) days prior to the first such Redemption Date written notice of such election of the Series Preferred. The Company shall effect such redemptions on each Redemption Date by paying in cash in exchange for the shares of Series Preferred to be redeemed on such Redemption Date a sum equal to the Original Issue Price per share of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) , plus the Bonus Amount (as it may be adjusted by the Bonus Rate Adjustment), plus declared and unpaid dividends with respect to such shares. The total amount to be paid for the Series Preferred is hereinafter referred to as the "Redemption Price." The number of shares of Series Preferred that the Company shall be required to redeem on any one Redemption Date shall be equal to the amount determined by dividing (A) the aggregate number of shares of Series Preferred outstanding immediately prior to the Redemption Date by (B) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). Shares subject to redemption pursuant to this Section 6(a) shall be redeemed from each holder of Series Preferred on a pro rata basis, based on the number of shares of Series Preferred then held.

(ii) At least thirty (30) days but no more than sixty (60) days prior to the first Redemption Date, the Company shall send a notice (a "Redemption Notice") to all holders of Series Preferred to be redeemed setting forth (A) the Redemption Price for the shares to be redeemed; and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates. If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date (including, if applicable, those to be redeemed at the option of the Company), then it shall so notify such holders and shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

(b) On or prior to the Redemption Date, the Company shall deposit the Redemption Price of all shares to be redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000, as a trust fund, with irrevocable instructions and authority to the bank or trust company to pay, on and after such Redemption Date, the

Redemption Price of the shares to their respective holders upon the surrender of their share certificates. Any moneys deposited by the Company pursuant to this Section 6(b) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 5 hereof no later than the fifth (5th) day preceding the applicable Redemption Date shall be returned to the Company forthwith upon such conversion. The balance of any funds deposited by the Company pursuant to this Section 6(b) remaining unclaimed at the expiration of one (1) year following such Redemption Date shall be returned to the Company promptly upon its written request.

(c) On or after each such Redemption Date, each holder of shares of Series Preferred to be redeemed shall surrender such holder's certificates representing such shares to the Company in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Company is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Series Preferred (except the right to receive the Redemption Price without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; *provided* that in the event that shares of Series Preferred are not redeemed due to a default in payment by the Company or because the Company does not have sufficient legally available funds, such shares of Series Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

(d) In the event of a call for redemption of any shares of Series Preferred, the Conversion Rights (as defined in Section 5) for such Series Preferred shall terminate as to the shares designated for redemption at the close of business on the last business day preceding the applicable Redemption Date, unless default is made in payment of the Redemption Price.

7. **NO REISSUANCE OF SERIES PREFERRED.**

No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

V.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

C. In the event that a member of the Board of Directors of the Company who is also a partner or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "Fund") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board of Directors of the Company) and that may be an opportunity of interest for both the Company and such Fund (a "Corporate Opportunity"), then the Company (i) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Company and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Company or any of its affiliates; provided, however, that such director acts in good faith.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

IN WITNESS WHEREOF, STELLARIS CORPORATION has caused this Amended and Restated Certificate of Incorporation to be signed by its President this November 1, 2007.

STELLARIS CORPORATION

By: ______________________
James B. Paull
President